[redacted]

SI 09059248 OMMISSION

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2010
Estimated average burden hours per response...... 12.00

SEC FILE NUMBER
8-52331

3/9

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Provident Securities, Inc. D/B/A
Provident International Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

654 Madison Avenue – Suite 1009
(No. and Street)

NEW YORK	**NY**	**10065**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Bishop, Managing Director **(212) 601-2400**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last. first. middle name)

529 Fifth Avenue, 9th Floor	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

AB 3/19

OATH OR AFFIRMATION

I, **Mark Bishop**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Provident Securities, Inc. D/B/A Provident International Securities, Inc.**, as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Managing Director
Title

Notary Public

SILVIA L. DEL ROSARIO
Notary Public, State of New York
Registration No. 01DE6078138
Qualified in New York County
Commission Expires July 22, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

PROVIDENT INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

PROVIDENT INTERNATIONAL SECURITIES, INC.
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Provident International Securities, Inc.

We have audited the accompanying statement of financial condition of Provident International Securities, Inc. as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Provident International Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 18, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

PROVIDENT INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	125,452
Accounts receivable		17,290
Due from related parties		327,599
Prepaid expenses and other assets		6,901
TOTAL ASSETS	$	477,242

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	33,164
Commitments and contingencies (Note 6)		
Shareholder's equity:		
Common stock - $0.01 par value; 100 shares authorized issued and outstanding		1
Additional paid-in capital		961,623
Accumulated deficit		(485,546)
Shareholder's equity before receivable from Parent		476,078
Less: receivable from Parent		(32,000)
Total shareholder's equity		444,078
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	477,242

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Provident International Securities, Inc. (the "Company") was incorporated on December 11, 1998, under the laws of the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations. The Company is a component of a larger business enterprise and is a wholly owned subsidiary of Provident Financial International LLC, the immediate Parent, which in turn is wholly owned by Provident Group Ltd., a company registered in the British Virgin Islands.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company records revenue from its investment banking and other business activities at the time the transaction is closed. Consulting fee expenses are recorded as the services are rendered and billed to the Company's clients.

Accounts Receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all such amounts are collectible.

Uncertain Income Taxes

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Income Taxes (Continued)

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 3. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The federal insurance limit at December 31, 2008, is $250,000, and is scheduled to be $100,000 after December 31, 2009.

NOTE 4. INCOME TAXES

The Company had a loss of approximately $71,000 for the year ended December 31, 2008. Accordingly, no tax provision was necessary for 2008. The Company had a net operating loss carryforwards ("NOL") of approximately $243,000. The loss carryforward may be used to offset future taxable income. The carryforwards expire at various dates through 2028.

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which recognizes both the current and deferred consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. The NOL carryforward of $243,000 may be used to offset future taxable income. The Company has recorded a deferred tax asset of approximately $97,000 related to NOL carryforwards. However, a valuation allowance in the amount of $97,000 was also recorded by the Company at December 31, 2008, for financial reporting purposes. Valuation allowances are established for deferred tax assets when it is more likely than not that a carryforward will not be realized.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company occasionally advances funds to and receives funds from related parties as support for or reimbursement of operating expenses in the ordinary course of its business activities with these related entities. These balances do not accrue interest and have no defined repayment terms. Amounts due from these related parties totaled $359,599 at December 31, 2008 as follows:

Provident Group, Ltd.	$	128,074
Provident Financial International LLC (Parent)		32,000
Provident Group Asset Management, LLC		199,525
	$	359,599

Under an agreement dated January 2008, the Company reimbursed its Parent for support services and expenses that were provided by the Parent. The receivable from the Parent at December 31, 2008, represents prepayments against these expenses.

During 2008, the Company reimbursed to its Parent $520,512, which consisted of the following:

Payroll and related expenses	$	370,920
Rental costs		103,356
Data and communications		46,236
	$	520,512

NOTE 6. COMMITMENTS AND CONTINGENCIES

During 2003, the Company was informed that the Florida Office of Financial Institutions and Securities Regulation ("FOFISR") had uncovered alleged violations of the Florida Statutes by the Company's Miami, Florida, office, which was closed in 2002. The Company and its attorney believe the claims are without merit and have been attempting to negotiate a mutually agreeable settlement. There has been no communications from FOFISR since 2004. The outcome of this matter and potential liability, if any, cannot be determined at this time.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2008, the Company had net capital of $92,288 which was $87,288 in excess of the Company's required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .36 to 1 at December 31, 2008.